April 3, 2017

Jay Ingram

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mikrocoze In.c
Amendment No. 1 to Registration Statement on Form S-1 Filed February 28, 2017 File No. 333-216292

Dear Mr. Ingram;

In response to your letter dated March 27, 2017 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Mikrocoze Inc. (the “Company”). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s March 27, 2017 letter in italicized text immediately before our response.

General

1.	Please note the updating requirements of Rule 8-08 of Regulation S-X as applicable.

Response:

We believe we are in compliant with our requirements of Rule 8-08 of Regulation S-X as of the filing of this amendment to our Registration Statement.

2.	You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have no operations nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with an analysis explaining why you are not a shell company.

Response:

We have revised our disclosures regarding a shell company and have added a risk factor that highlights the consequences of shell company status.

3.	You filing indicates that you are a development stage company with limited operating activities, no revenues, no products, no arrangements for additional financing and nominal assets consisting of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in business combination following this offering.

Response:

We have revised our disclosure to state prominently on the cover page of the prospectus that we are not a blank check company and have no plans or intentions to engage in business combination following this offering.

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Prospectus Cover Page

4.	We note disclosure that your shares will be offered for one hundred and twenty days from the prospectus effective date. We also not disclosure on page six in the Termination of the Offering section that in your discretion you may extend the offering for an additional 60 days. Please disclose here that in your discretion you may extend the offering for an additional 60 days to make your disclosure consistent.

Response:

We have revised our disclosure in the prospectus and have deleted the reference of extending the offering for an additional 60 days.

Prospectus Summary, page 5

5.	We note disclosure that your principal executive offices are in Virginia. We also note that Article 1 of your bylaws state that your principal office and place of business are located in India. Please clearly disclose here and in the business section where your business is located.

Response:

We have amended Article 1 of our bylaws stating our principal executive offices are in Virginia. We have also amended our bylaws with the State of Nevada incorporating the change.

6.	We note disclosure that you do not anticipate earning revenues until such time as you enter into “commercial operations”. Please revise to describe the meaning of “commercial operation” and discuss the timeframe in which you plan to enter into such commercial operations.

Response:

We have revised our disclosure of the meaning of “commercial operations” and discussion regarding the timeframe in which we plan to enter into such commercial operations.

7.	We note disclosure that you intend to use the net proceeds from this offering to operate your business only until Phase I1 of your operation. Please briefly explain the meaning of you Phases I –III and provide a cross reference to the Development Program and Estimated Cost section and discuss that the amount in this offering is not sufficient for you to begin operations and may not cover the costs of the offering.

Response:

We have revised our disclosure to clarify the meanings of Phase I – III and provided cross reference to the Development Program and Estimated Cost section and that the amount in this offering is not sufficient to begin operation and may not cover the cost of the offering.

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8.	Please disclose your anticipated expenditures over the next twelve months in this section.

Response:

We have revised our disclosure in the Prospectus Summary Page to disclose our anticipated expenditures during the next twelve months.

9.	We note your disclosure on page 10 that after the offering, Mr. Singh will own 66.67% of your common stock. Please disclose this section, the percent of outstanding stock Mr. Singh will own upon the closing of the offering. Please also disclose that as a result, Mr. Singh is able to control all matters submitted to the shareholders for approval, as well as your management and affairs.

Response:

We have revised our disclosure on page 10 to clarify Mr. Singh ownership position of common stock upon the closing of the offering. Also we have revised our disclosure to state Mr. Singh will be able to control all matters submitted to the shareholders for approval, as well as the Company’s management and direction.

Risk Factors, page 7

We are an Early Stage Company…..page 7

10.	We note the link to your website here and websites containing statistics listed on page 19. Please clarify whether you intend to incorporate these websites and their contents into your prospectus. If this is not your intention. Please state that the information that can be assessed through these websites is not part of the prospectus.

Response:

We have revised our disclosure on our link to the Company’s website and websites containing statistics on page 19 to state that the information that can be assessed through these websites are not part of the prospectus.

Our Ability to Sustain Our Business ….. page 7

11.	We note disclosure that Mr. Singh has verbally agreed to loan the company funds and as of November 30, 2016 has loaned you $1,961. Please file a written description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K Question 146.04.

Response:

We have revised our disclosure to add an Exhibit to the registration statements as per Compliance and Disclosure Interpretations, Regulation S-K 164.04.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

12.	We note your references to your anticipated operations of selling water here and on page 19 and disclosure on page 22 that you have to comply with FDA regulations regarding consumer beverages. Please revise to make the disclosure of your anticipated operations consistent throughout the registration statement including revising the Need for Government Approval for its Products and

Response:

We have revised our disclosure and have eliminated all references beverages on pages 19 and 22.

Description of Business, page 17

13.	We note disclosure that Mr. Singh has acted as a promoter. Please expand the disclosure to the extent necessary to comply with all requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Response:

We have revised our disclosure and expanded our disclosure on Mr. Singh as it relates to his role as a promoter to the Company on pages 17 and page 22 “Director Executive Officers, Promoters and Control Persons”.

14.	We note disclosure regarding your agreement with New Bharat Furniture House. Please describe the agreement including the term and whether there is a requirement that you have to purchase any productions from them.

Response:

We have revised our disclosure to describe the agreement with New Bharat Furniture House and referenced to the Exhibit contained within this registration statement.

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Plan of Distribution, page 25

15.	We note that Mr. Singh will offer the shares of common stock on your behalf to friends, family members and business acquaintances. Please include such disclosure in this section and elaborate how investors will learn about the offering. For example, will Mr. Singh solicit investors through direct mailings and/or personal contacts? How would Mr. Singh identify those who might have an interest in purchasing shares of common stock?

Response:

We have revised our disclosure on page 25 of “Plan of Distribution” of how Mr. Singh will solicit investors to purchase common stock of the Company.

Rule 144 and Registration Agreements, page 27

16.	We note disclosure that you have 10,000,000 shares outstanding. Please revise your registration statement to make the number of shares outstanding consistent

Response:

We have revised our disclosure on page 27 “Rule 144 and Registration Agreements”, to reflect the correct number of shares outstanding.

We trust our responses meet with your approval.

Sincerely,

/s/ Sukhmanjit Singh

Sukhmanjit Singh

President

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